Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three and nine month periods ended September 30, 2024

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated November 14, 2024, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“financial statements”) and notes thereto for the three and nine months ended September 30, 2024 and 2023 and the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the related MD&A. The financial statements, including the comparative figures, were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section of this MD&A. Also see Abbreviations section within this MD&A for information regarding abbreviations used in this MD&A.

This MD&A contains non-GAAP financial measures, non-GAAP financial ratios, and capital management measures, collectively the “Non-GAAP Measures”. They include adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), operating netback excluding realized gain (loss) risk management contracts, operating netback excluding realized gain (loss) risk management contracts per barrel ($/bbl), effective royalty rate, adjusted funds flow, adjusted free cash flow, adjusted working capital surplus (deficit) and net debt.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

Corporate Information

Greenfire is based in Canada with the Company’s registered office located in Calgary, Alberta. The Company’s principal business is the production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as SAGD.

On December 14, 2022, Greenfire Resources Inc. (“GRI”), M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, and certain other parties entered into a definitive agreement for a business combination (the “De-Spac Transaction”), which valued Greenfire at an enterprise value of US$950.0 million. The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares (“Common Shares”) commenced trading on the NYSE. On February 2, 2024, Greenfire filed a final non-offering prospectus with the Alberta Securities Commission resulting in the Company becoming a reporting issuer in the Province of Alberta. On February 8, 2024, the Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol “GFR” and Greenfire became a reporting issuer in the Province of Ontario.

Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

GREENFIRE’S ASSETS, POSITIONING & STRATEGY

Greenfire is an intermediate, lower-cost and growth-oriented oil sands producer focused on the development of its Tier-1 assets in Western Canada using SAGD. Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation. The Company has a large, long-life and relatively low decline oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities (as defined below), with expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. These two assets are:

●	Expansion Asset (75% Working Interest, Operator).

●	Demo Asset (100% Working Interest, Operator).

The Company believes that the Expansion Asset and Demo Asset (together, the “Hangingstone Facilities”) have a Tier-1 SAGD reservoir, meaning there is no top gas, bottom water, or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 SAGD reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

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Greenfire’s strategy is to implement industry proven SAGD optimization techniques, concentrating on maximizing utilization of plant capacity, and controlling operating cost structures, to maximize the value of its Tier-1 SAGD assets. The Company believes that the Hangingstone Facilities have significant opportunities for additional value generation, including a brownfield expansion of production capacity at the Expansion Asset, the relocation of a newly acquired SAGD facility to the Expansion asset, and the restart of an existing facility to increase production capacity at the Demo Asset. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

THIRD QUARTER 2024 HIGHIGHTS:

●	Delivered consolidated production of 19,125 bbls/d in Q3 2024, an increase of 30% from 14,670 bbls/d in Q3 2023, following the initiation of Greenfire’s ongoing drilling campaign in August 2023. Consolidated production in Q3 2024 was relatively flat compared to Q2 2024 incremental production following the resolution of the previously disclosed failure of five third-party downhole temperature sensors was offset by annual planned maintenance at the Expansion Asset, which was safely completed. November 2024 consolidated production is estimated to average 21,275 bbls/d as recently operational redevelopment infill (“Refill”) wells increase production contributions.

●	Oil sales of $193.6 million and an operating netback(1) of $57.8 million ($34.00/bbl).

●	Greenfire generated net income of $58.9 million, and adjusted EBITDA(1) of $53.4 million ($31.39/bbl).

●	Capital expenditures totaled $21.2 million during the third quarter of 2024, and $78.6 million for the year-to-date.

●	Cash used in operating activities was $17.9 million, adjusted funds flow(1) was $44.1 million, and adjusted free cash flow(1) of $22.9 million. Cash used in operating activities included the impact of $61.0 million of changes to non-cash working capital, due to the accelerated collection of oil sales in June 2024 ahead of the July 2024 senior note redemption.

●	In July 2024, Greenfire redeemed $84.3 million (US$61.0 million) of its 2028 Notes (as defined below), representing a redemption of approximately 20% of the previously outstanding principle of US$300 million, leaving $322.6 million (US$239 million) currently outstanding. The next scheduled redemption is due by March 6, 2025.

●	The Company exited the third quarter with available liquidity of $87.7 million, consisting of $37.7 million of cash and cash equivalents and $50.0 million of available credit under its reserve-based credit facility (“Senior Credit Facility”).

●	Given the Company’s discounted valuation relative to pure play oil sands peers, Greenfire’s Board initiated a strategic review process in July 2024 to explore potential strategic alternatives to maximize shareholder value.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

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Financial & Operational Highlights

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Bitumen production – Expansion asset (bbls/d)	16,126	11,052	16,436	13,745
Bitumen production – Demo asset (bbls/d)	2,999	3,618	2,826	3,997
Bitumen production – Consolidated (bbls/d)	19,125	14,670	19,262	17,742

Oil sales	193,643	160,967	614,077	514,240
Oil sales ($/bbl)	83.01	89.86	82.56	74.86
Operating netback(1)	57,833	50,253	165,354	105,352
Operating netback ($/bbl)(1)	34.00	38.08	31.66	21.65

Cash provided by (used in) operating activities	(17,875)	41,873	84,352	61,017
Adjusted funds flow(1)	44,104	36,173	118,900	62,688
Cash used by investing activities	(16,741)	(13,299)	(70,314)	(30,885)
Capital expenditures	21,175	9,587	78,633	14,015
Adjusted free cash flow(1)	22,929	26,586	40,267	48,673

Net income (loss) and comprehensive income (loss)	58,916	(138,689)	42,849	(131,014)
Per share – basic	0.85	(2.72)	0.62	(2.64)
Per share – diluted	0.82	(2.72)	0.60	(2.64)
Adjusted EBITDA(1)	53,388	46,434	151,157	93,882

Weighted average common shares outstanding - basic	69,334,328	51,056,330	69,060,811	49,634,415
Weighted average common shares outstanding - diluted	72,238,143	51,056,330	71,560,034	49,634,415

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Liquidity and Balance Sheet

	September 30,	December 31,
($ thousands)	2024	2023
Cash and cash equivalents	37,709	109,525
Available credit facilities(1)	50,000	50,000
Face value of long-term debt(2)	322,584	396,780

(1)	As at September 30, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn as of September 30, 2024 (December 31, 2023 – $nil).
(2)	As at September 30, 2024, the 2028 Notes (as defined below) had a face value of US$239.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates (see “Capital Resources and Liquidity - Long Term Debt”).

OPERATIONAL UPDATE AND OUTLOOK

Operational Update:

●	Consolidated production in Q3 2024 averaged approximately 19,125 bbls/d, compared to 18,993 bbls/d in Q2 2024. For November 2024, the Company estimates that consolidated production will average approximately 21,275 bbl/d, which is anticipated to continue improving in December 2024 as recently operational Refill wells at the Demo Asset increase production.

●	Greenfire remains on track to issue an updated independent reserves evaluation in the second half of 2024.

Expansion Asset

●	Production at the Expansion Asset was 16,126 bbls/d in Q3 2024, compared to 15,824 bbls/d in Q2 2024. The increase in production was largely due to the resolution of the previously disclosed failure of five third-party downhole temperature sensors, including the commencement of production from two recently redrilled Refill wells. Higher production from these wells was largely offset by annual planned maintenance at the Expansion Asset, which was safely completed, as well as an unplanned outage of a steam generator that concluded in the quarter.

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●	The Company achieved its targeted reservoir pressure at the Expansion Asset in Q3 2024 following sustained rates of NCG co-injection, which is anticipated to support higher production rates.

●	Production at the Expansion Asset was 16,823 bbls/d for October and is estimated to be approximately 16,875 bbls/d for November 2024, which reflects contributions from two recently redrilled Refill wells. The Company plans to drill an additional Refill well in Q4 2024.

Demo Asset

●	Production at the Demo Asset was 2,999 bbls/d in Q3 2024, compared to 3,169 bbls/d in Q2 2024. Production was lower as volumes from three extended reach Refill wells were deferred to Q4 2024 as steam availability was limited by water handling restrictions until the second disposal well was operational. Production in October 2024 was impacted by annual planned maintenance at the Demo Asset, which was safely completed.

●	During Q3 2024, the Company received regulatory approval to operate two disposal wells at the Demo Asset. The first disposal well, which was previously shut-in in October 2023, has resumed operations, and the second disposal well commenced operations in Q4 2024 following the annual planned maintenance.

●	Production at the Demo Asset was 1,442 bbls/d in October 2024, which was impacted by annual planned maintenance that was safely completed. The Company estimates that production for November 2024 be approximately 4,440 bbls/d with further improvements expected in December 2024 and beyond, which reflects initial contributions from Refill wells that began production in Q4 2024 as well as improved water handling capabilities with both disposal wells operational.

Corporate 2024 Outlook:

Greenfire expects that annual average production for 2024 will be approximately 19,500 bbls/d, slightly below the guidance range of 20,000 to 21,000 bbls/d as part of the Updated 2024 Outlook that was released in August 2024. Lower annual production for 2024 reflects additional deferred growth from three Refill wells at the Demo Asset, which are now operational, and an unplanned outage of a steam generator at the Expansion Asset.

The Company plans to accelerate the drilling of an additional Refill well at the Expansion Asset in December 2024, resulting in an increase to annual capital expenditure guidance to $90 - $100 million relative to the previous range of $80 - $90 million.

Greenfire remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow(1) to semi-annually redeem a portion of the 2028 Notes until consolidated indebtedness(1) is less than US$150 million.

DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed the De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operating Corporation, a wholly owned direct subsidiary of Greenfire. As of April 4, 2024, MBSC was legally dissolved into Greenfire.

Greenfire was identified as the acquirer for accounting purposes. As MBSC did not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of the Common Shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense. For the three and nine months ended September 30, 2024, the Company expensed $nil in transaction costs during both respective periods, compared to $4.1 million and $8.3 million during the same respective periods in 2023, related to the De-Spac Transaction.

(1)	As defined in the indenture governing the Company’s 2028 Notes

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RESULTS OF OPERATIONS

Bitumen Production and Sales

	Three months ended September 30,		Nine months ended September 30,
(Average barrels per day)	2024	2023	2024	2023
Bitumen Production – Expansion Asset	16,126	11,052	16,436	13,745
Bitumen Production – Demo Asset	2,999	3,618	2,826	3,997
Total Bitumen Production	19,125	14,670	19,262	17,742
Total Bitumen Sales(1)	18,489	14,353	19,063	17,819
Total Diluted Bitumen Sales	24,421	18,503	26,265	24,158
Total Non-diluted Bitumen Sales	935	969	882	1,006
Total Sales Volumes	25,356	19,472	27,147	25,164

(1)	Total Bitumen Sales differs from Total Bitumen Production due to inventory fluctuations.

Production

The Company’s average bitumen production was 19,125 bbls/d and 19,262 bbls/d for the three and nine months ended September 30, 2024, respectively, both higher than 14,670 bbls/d and 17,742 bbls/d in the same respective periods in 2023. The increase in production is attributable to the Refill wells drilled in the second half of 2023 and throughout 2024. Year-to-date production growth has been impacted by downhole temperature sensor failures, delayed regulatory approvals for water disposal operations, wildfires in northern Alberta, and the planned maintenance turnaround of the Expansion Asset.

Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

	Three months ended September 30,		Nine months ended September30,
Benchmark Pricing	2024	2023	2024	2023
Crude oil (US$/bbl)
WTI(1)	75.09	82.26	77.54	77.39
WCS differential to WTI	(13.55)	(12.91)	(15.49)	(17.64)
WCS(2)	61.54	69.35	62.05	59.75
Edmonton Condensate (C5+)	71.38	78.00	73.96	76.80
Natural gas ($/GJ)
AECO 5A	0.65	2.46	1.38	2.61
Electricity ($/MWh)
Alberta power pool	55.23	151.18	66.46	150.82
Foreign exchange rate(3)
US$:CAD$	1.3636	1.3410	1.3603	1.3453

(1)	As per NYMEX oil futures contract
(2)	Reflects average heavy oil prices for the specified periods at Hardisty, Alberta
(3)	Average exchange rates for the specified periods as per the Bank of Canada.

WCS

Revenue from Greenfire’s bitumen production is closely linked to WCS, the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. WCS trades at a discount to WTI known as the WCS differential, which fluctuates based on heavy oil production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors.

Condensate

The Company uses condensate as a blending diluent to facilitate transportation of its produced bitumen. The price of condensate has historically been correlated to the price of WTI but is usually comparatively higher in winter months owing to increased diluent requirements in colder temperatures relative to warmer summer months.

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Oil Sales

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Diluted bitumen sales	187,066	153,482	595,724	496,659
Bitumen sales	6,577	7,485	18,353	17,581
Oil Sales	193,643	160,967	614,077	514,240
- ($/bbl)(1)	83.01	89.86	82.56	74.86

(1)	Based on Total Sales Volumes

Greenfire’s oil sales include diluted and non-diluted bitumen sales. Volumes from the Demo Asset can be transported to various sales locations, including pipeline and rail points, based on the economics at the time of sale. The Expansion Asset includes a bitumen truck off-loading facility (the “Truck Rack”) capable of receiving approximately 5,000 bbls/d of non-diluted bitumen from the Demo Asset. This bitumen can be blended with production from the Expansion Asset and sold via pipeline.

The Company recorded oil sales of $193.6 million and $614.1 million during the three and nine months ended, September 30, 2024, respectively, compared to $161.0 million and $514.2 million for the same periods of 2023, mainly due to higher sales volumes.

Royalties

	Three months ended September 30,		Nine months ended September30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Royalties	8,698	7,387	24,932	17,682
- ($/bbl)	5.11	5.60	4.77	3.64

Royalties consist of crown royalties paid to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post-payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent one-month trailing WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of oil sales less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of oil sales less diluent costs, transportation costs, and allowable operating and capital costs.

While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above, for the nine-month period ended September 30, 2024. The Company’s Demo Asset may become assessable under scenario (2) in 2025, depending on production, oil prices and costs.

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	193,643	160,967	614,077	514,240
Diluent expense	(67,889)	(52,089)	(244,116)	(227,972)
Oil transportation expense	(10,078)	(10,286)	(31,395)	(33,881)
Oil sales after diluent and transportation expense	115,676	98,592	338,566	252,387

Royalties	8,698	7,387	24,932	17,682
Effective royalty rate(1)	7.52%	7.49%	7.36%	7.01%

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

(1)	The payout status will either be pre-payout (when cumulative costs exceed cumulative revenues) or post-payout (once cumulative revenues first equal or exceed cumulative costs).

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Royalties were $5.11/bbl and $4.77/bbl during the three and nine months ended September 30, 2024, respectively, compared to $5.60/bbl and $3.64/bbl for the same respective periods in 2023. The Effective royalty rate was 7.52% and 7.36% during the three and nine months ended 2024, compared to 7.49% and 7.01% for the same respective periods in 2023.

Risk Management Contracts

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (as outlined in the “Capital Resources and Liquidity – Long Term Debt” section of this MD&A), includes a requirement to implement and maintain a twelve month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. No instruments were netted as at September 30, 2024 or December 31, 2023.

Outstanding Financial Risk Management Contracts at September 30, 2024

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price ($US/bbl)	Volume (bbls/d)	Swap Price (US$/bbl)
Q4 2024	-	-	-	11,500	$70.94
Q1 2025	8,600	58.23	84.46	-	-
Q2 2025	8,600	59.50	86.34	-	-
Q3 2025	8,600	56.16	80.72	-	-

Financial Risk Management Contracts Subsequent to September 30, 2024

	WTI – Costless Collar
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
October 2025	8,600	55.40	79.13
November 2025	4,300	55.00	79.80

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2024	2023	2024	2023
Realized loss	(6,087)	-	(28,682)	(6,957)
Unrealized gain (loss)	36,012	(7,605)	10,114	8,552
Risk management contracts gains (losses)	29,925	(7,605)	(18,568)	1,595

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

Three Months Ended September 30, 2024

●	$6.1 million realized risk management contracts loss ($nil in the same period of 2023) as market prices for WTI settled at levels above the Company’s risk management contracts during the quarter.

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●	$36.0 million unrealized gain on risk management contracts ($7.6 million unrealized loss in the same period of 2023), due to the lower WTI pricing at September 30, 2024, relative to the Company’s risk management contracts.

Nine Months Ended September 30, 2024

●	$28.7 million realized risk management contracts loss ($7.0 million realized loss in the same period of 2023) as market prices for WTI settled at levels above the Company’s risk management contracts during the nine months ended September 30, 2024.

●	$10.1 million unrealized gain on risk management contracts ($8.6 million unrealized gain in the same period of 2023), due to the lower WTI pricing at September 30, 2024, relative to the Company’s risk management contracts.

Diluent Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Diluent expense	67,889	52,089	244,116	227,972
- ($/bbl)(1)	9.08	7.37	11.73	15.99

(1)	Represents the differential cost of diluent to diluted bitumen. Calculation is based on oil sales less diluent expense, over bitumen sales volume (bbls), less oil sales per barrel.

To facilitate the transportation of bitumen, the Company uses condensate as a blending diluent. Greenfire’s diluent expense includes the cost of the condensate and the associated transportation costs to the Hangingstone Facilities. The Company’s diluent expense was $9.08/bbl and $11.73/bbl during the three and nine months ended September 30, 2024, respectively, $7.37/bbl and $15.99/bbl for the same respective periods in 2023.

Transportation and Marketing Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Marketing fees	2,403	2,510	7,598	8,515
Oil transportation expense	10,078	10,286	31,395	33,881
Transportation and marketing	12,481	12,796	38,993	42,396

Marketing fees ($/bbl)	1.42	1.90	1.46	1.75
Oil transportation expense ($/bbl)	5.92	7.79	6.01	6.97
Transportation and marketing ($/bbl)	7.34	9.69	7.47	8.72

Transportation expenses at the Expansion Asset includes the costs to move bitumen from the facility to the sales point. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack.

Greenfire has exclusive marketing contracts with a large, reputable international energy marketing company. These agreements expire in April 2026 and October 2028 for the Demo Asset and Expansion Asset, respectively. Exclusive marketing services include the purchase of all bitumen produced, the facilitation of all bitumen transportation from both assets, and the supply of all the diluent at the Expansion Asset. In addition to marketing fees, production at the Demo Asset is subject to royalty incentives and performance fees under these agreements.

Transportation and marketing expenses were $7.34/bbl and $7.47/bbl during the three and nine months ended September 30, 2024, respectively, lower than $9.69/bbl and $8.72/bbl for the same respective periods in 2023, mainly due to lower pipeline supplier tariffs.

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Operating Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Operating expenses – energy	5,860	13,006	25,304	44,402
Operating expenses – non-energy	34,795	25,436	86,696	69,479
Operating expenses	40,655	38,442	112,000	113,881

Operating expenses – energy ($/bbl)	3.45	9.85	4.84	9.13
Operating expenses – non-energy ($/bbl)	20.45	19.27	16.60	14.29
Operating expenses ($/bbl)	23.90	29.12	21.44	23.42

Operating expenses include energy operating expenses and non-energy operating expenses.

●	Energy operating expenses include the cost of natural gas for steam generation and NCG co-injection, and electricity for facility operations. NCG is used to manage reservoir pressure, enhance oil production and improve recovery.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three and nine months ended September 30, 2024, were $3.45/bbl and $4.84/bbl, respectively, which was lower than the comparative periods in 2023 of $9.85/bbl and $9.13/bbl, respectively. The lower per barrel energy operating expenses in 2024 were due to lower natural gas and electricity prices.

Non-energy operating expenses for the three and nine months ended September 30, 2024, were $20.45/bbl and $16.60/bbl, respectively, higher than the comparative periods in 2023 of $19.27/bbl and $14.29/bbl, respectively. The increase is due to the replacement of downhole temperature sensors, higher greenhouse gas emission fees, remediation work on the Demo Asset’s water disposal well, and general inflationary pressures.

Operating Netback(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	193,643	160,967	614,077	514,240
Diluent expense	(67,889)	(52,089)	(244,116)	(227,972)
Transportation and marketing	(12,481)	(12,796)	(38,993)	(42,396)
Royalties	(8,698)	(7,387)	(24,932)	(17,682)
Operating expenses	(40,655)	(38,442)	(112,000)	(113,881)
Operating netback, excluding realized loss on risk management contracts(1)	63,920	50,253	194,036	112,309
Realized loss on risk management contracts	(6,087)	-	(28,682)	(6,957)
Operating netback(1)	57,833	50,253	165,354	105,352

Oil sales ($/bbl)	83.01	89.86	82.56	74.86
Diluent expense ($/bbl)	(9.08)	(7.37)	(11.73)	(15.99)
Transportation and marketing ($/bbl)	(7.34)	(9.69)	(7.47)	(8.72)
Royalties ($/bbl)	(5.11)	(5.60)	(4.77)	(3.64)
Operating expenses ($/bbl)	(23.90)	(29.12)	(21.44)	(23.42)
Operating netback, excluding realized loss on risk management contracts ($/bbl)(1)	37.58	38.08	37.15	23.09
Realized loss on risk management contracts ($/bbl)	(3.58)	-	(5.49)	(1.44)
Operating netback ($/bbl)(1)	34.00	38.08	31.66	21.65

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Oil sales is a GAAP measure that is the most directly comparable measure to operating netback(1), which is a non-GAAP measure.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 10

Operating netback(1) for the three months ended September 30, 2024 was $34.00/bbl compared to $38.08/bbl for the same period in 2023. This decrease is primarily related to a decrease in the WCS benchmark oil prices partially offset by lower operating expenses.

Operating netback(1) for the nine months ended September 30, 2024 $31.66/bbl compared to $21.65/bbl for the same respective periods in 2023. This increase was due to higher WCS benchmark oil prices, and lower diluent costs per barrel, partially offset by higher realized risk management contract losses.

General & Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
General and administrative expenses	4,815	3,303	13,433	8,135
- ($/bbl)	2.83	2.50	2.57	1.67

G&A expenses include head office and corporate costs such as salaries and employee benefits, legal fees, engineering services, audit and tax-related fees, and may also include expenses related to corporate strategic initiatives if any, among other costs. G&A expenses primarily fluctuate with head office staffing levels.

G&A expenses for the three months and nine months ended September 30, 2024, were $2.83/bbl and $2.57/bbl, respectively, which was higher than the comparative periods in 2023 of $2.50/bbl and $1.67/bbl, respectively. The increase in G&A expenses was due to the adoption of a limited purpose shareholder rights plan, the evaluation of strategic alternatives, and public company compliance costs associated with listing Common Shares on the NYSE and the TSX, combined with higher employee-related costs. The evaluation of strategic alternatives and the adoption of a shareholder rights plan are corporate strategic initiatives and are considered non-recurring.

Stock-Based Compensation

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Stock-based compensation	2,365	9,157	5,785	9,808
- ($/bbl)	1.39	6.94	1.11	2.02

In September 2023, the Company adopted and later amended an omnibus share incentive plan (the “Incentive Plan”) in February 2024. The Incentive Plan allows for the issuance of DSUs, PSUs, RSUs, and options, reserving up to 10% of the Company’s issued and outstanding Common Shares, minus shares under other compensation arrangements, including PWs. The Board of Directors intends to settle all awards with Common Shares from treasury and classifying them as equity-settled. The Incentive Plan replaced the performance warrants plan; the PWs granted under the performance warrant plan fully vested in September of 2023 and no additional PWs may be granted.

The Company recorded stock-based compensation of $2.4 million in relation to the PSUs and RSUs issued during the three months ended September 30, 2024, compared to $9.2 million for the same period during 2023, relating to the PWs.

The Company recorded stock-based compensation of $5.8 million in relation to the PSUs, RSUs and DSUs issued during the nine months ended September 30, 2024, compared to $9.8 million for the same period during 2023, relating to the PWs.

DSUs are issued to members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director of the Company.

PSUs granted under the Incentive Plan vest on the third anniversary date of the grant date, and are subject to certain performance criteria as determined by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two. PSUs have been granted with market-based and non-market operations-based performance criteria.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date in either cash or shares issued from treasury at the Board of Directors’ discretion. On April 19, 2024, the Company granted 500,000 RSUs to M3-Brigage Sponsor III, LP (“MBSC Sponsor”) for the provision of consulting services. Refer to the “Related Party Transaction” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 11

Interest and Finance Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2024	2023	2024	2023
Accretion on long-term debt	14,754	72,666	45,575	92,379
Other interest	4	235	1,225	795
Accretion of decommissioning obligations	631	229	1,804	670
Total interest and finance expenses	15,389	73,130	48,604	93,844

Interest and finance expenses include coupon interest, amortization of debt issue costs, redemption premiums, interest and standby fees on revolving credit facility, letter of credit facility, and other interest charges. Coupon interest and redemption premiums are accrued and paid according to the indenture that governs the 2028 Notes.

Interest and finance expenses for the three and nine months ended September 30, 2024, were $15.4 million and $48.6 million, respectively, compared to $73.1 million and $93.8 million for the same periods in 2023. The decrease in interest and financing expenses is due to refinancing costs incurred in Q3 2023.

Refer to the “Capital Resources and Liquidity” section in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Depletion and Depreciation Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Depletion and depreciation expense	17,090	13,746	52,246	51,781
- ($/bbl)	10.05	10.41	10.00	10.65

The Company’s depletion and depreciation expense for the three and nine months ended September 30, 2024, were $10.05/bbl and $10.00/bbl, respectively, which was lower than the comparative periods in 2023 of $10.41/bbl and $10.65/bbl, respectively. The lower per barrel depletion and depreciation expense, was due to a decrease in the estimated future development costs, combined with an increase to estimated proved and probable reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Exploration Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Exploration expenses	630	516	1,764	3,335

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on undeveloped lands.

In the three and nine months ended September 30, 2024, exploration expenses were $0.6 million and $1.7 million, respectively, compared to $0.5 million and $3.3 million for the same respective periods in 2023. The increase during the three months ended September 30, 2024, was primarily due to higher lease rental costs. The decrease during the nine months ended September 30, 2024, relates to a one-time regulatory expense associated with the implementation of the Oil Sands Tenure Regulation(4) incurred during the comparative period in 2023.

Other Income

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Other income	680	926	3,382	1,592

(1)	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 12

The Company’s other income for the three and nine months ended September 30, 2024, were $0.7 million and $3.4 million, respectively, compared to other income of $0.9 million and $1.6 million, respectively in 2023. These differences were driven by interest earned on the Company’s cash and cash equivalent balances held throughout the periods.

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate and is primarily related to the principal and interest components of the Company’s US dollar denominated debt.

In the three and nine months ended September 30, 2024, Greenfire recorded a foreign exchange gain of $4.3 million and a loss of $7.5 million, respectively, compared to a loss of $5.9 million and a gain of $0.7 million for the comparative periods in 2023. The foreign exchange gain in the three months ended September 30, 2024 was due to the Canadian dollar strengthening relative to the US dollar and the foreign exchange loss in the nine months ended September 30, 2024 was due to the Canadian dollar weakening relative to the US dollar.

Transaction Costs

During the three and nine months ended September 30, 2023, Greenfire recognized transaction costs of $4.1 million and $8.3 million, respectively, associated with the De-SPAC Transaction. No transaction costs were recognized in 2024. Refer to the “De-SPAC Transaction” section in this MD&A for more information.

Loss (Gain) on Revaluation of Warrants

In conjunction with the De-Spac transaction, the Company issued approximately 7.5 million warrants. The warrants expire in October 2028 and contain a cashless exercise feature, permitting settlement in a net lower number of Common Shares. The cashless exercise feature results in the warrants being treated as a financial liability and necessitates their remeasurement at each reporting period. Each warrant entitles the holder to purchase one Common Share at a price of US$11.50.

When revaluing the warrants to fair value, the Company recognized a non-cash gain of $0.4 million and a loss of $6.7 million for the three and nine months ended September 30, 2024, compared to a gain of $32.3 million for the same periods of 2023. The gain during the three months ended September 30, 2024, relates to lower observed volatility and a shorter time to expiry, offset by an increase of the closing price of the Company’s Common Shares. The non-cash loss during the nine months ended September 30, 2024, primarily relates to the increase of the closing price of the Company’s Common Shares.

Taxes

Deferred income tax assets were recognized to the extent that the realization of the related tax benefit through future taxable profits is probable based on current tax pools and estimated future income.  As at September 30, 2024, and December 31, 2023, a deferred tax asset in the amount of $68.3 million was recognized, to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized.

The Company did not recognize a deferred income tax expense during the three and nine months ended September 30, 2024, as the deferred income tax expense was offset by a recognition of previously unrecognized tax pools. A deferred income tax recovery of $6.0 million and $6.5 million was recognized for the three and nine months ended September 30, 2023.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 13

Net income (loss) and comprehensive income (loss) and Adjusted EBITDA(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2024	2023	2024	2023
Net income (loss)	58,916	(138,689)	42,849	(131,014)
Add (deduct):
Income tax recovery	-	(5,976)	-	(6,494)
Unrealized loss (gain) risk management contracts	(36,012)	7,605	(10,114)	(8,552)
Stock-based compensation	2,365	9,157	5,785	9,808
Financing and interest	15,389	73,130	48,604	93,844
Depletion and depreciation	17,090	13,746	52,246	51,781
Transaction costs	-	4,083	-	8,324
Listing expense	-	110,704	-	110,704
Non-recurring transactions	1,000	-	1,000	-
Loss (gain) on revaluation of warrants	(389)	(32,277)	6,673	(32,277)
Foreign exchange loss (gain)	(4,291)	5,877	7,496	(650)
Other income	(680)	(926)	(3,382)	(1,592)
Adjusted EBITDA(1)	53,388	46,434	151,157	93,882

Net income (loss) ($/bbl)	34.64	(105.07)	8.20	(26.94)
Add (deduct):
Income tax recovery ($/bbl)	-	(4.53)	-	(1.34)
Unrealized loss (gain) loss risk management contracts ($/bbl)	(21.18)	5.76	(1.94)	(1.76)
Stock based compensation ($/bbl)	1.39	6.94	1.11	2.02
Financing and interest ($/bbl)	9.05	55.40	9.31	19.30
Depletion and depreciation ($/bbl)	10.05	10.41	10.00	10.65
Transaction costs ($/bbl)	-	3.09	-	1.71
Listing expense ($/bbl)	-	83.87	-	22.77
Non-recurring transactions ($/bbl)	0.59	-	0.19	-
Loss (gain) on revaluation of warrants ($/bbl)	(0.23)	(24.45)	1.28	(6.64)
Foreign exchange loss (gain) ($/bbl)	(2.52)	4.45	1.44	(0.13)
Other income ($/bbl)	(0.40)	(0.70)	(0.65)	(0.33)
Adjusted EBITDA(1) ($/bbl)	31.39	35.17	28.94	19.31

During the three months ended September 30, 2024, the Company reported net income of $58.9 million, compared to a net loss of $138.7 million in the same period in 2023. For the nine months ended September 30, 2024, net income was $42.8 million, in contrast to a net loss of $131.0 million in the comparable period of 2023. These differences were primarily due to higher oil sales in 2024 and costs related to the De-SPAC transaction the 2023, including transaction costs, refinancing costs, and listing expenses.

Net income (loss) and comprehensive income (loss) is a GAAP measure, which is the most directly comparable measure to Adjusted EBITDA(1), which is a non-GAAP measure.

Adjusted EBITDA(1) was $53.4 million for the three months ended September 30, 2024, compared to $46.4 million in the same period in 2023, with the increase primarily due to higher oil sales partially offset by a higher diluent expense in 2024. Adjusted EBITDA(1) was $151.2 million for the nine months ended September 30, 2024, compared to $93.9 million in the same period of 2023. This increase was primarily driven by higher oil sales, partially offset by higher diluent expenses and realized losses on risk management contracts in 2024. G&A expenses related to the shareholder rights plan and evaluation of strategic alternatives have been identified as non-recurring transactions for the calculation of Adjusted EBITDA.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 14

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At September 30, 2024, the Company’s capital structure primarily comprised of cash and cash equivalents, Adjusted Working Capital Surplus (Deficit)(1), long-term debt and shareholders’ equity. Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

Long Term Debt

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and are secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The 2028 Indenture contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(2), and to limit capital expenditures to CAD$100 million annually until the outstanding principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at September 30, 2024 the Company was compliant with all covenants.

The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its ECF (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(3) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed approximately $84.3 million (US$61.0 million) of the 2028 Notes under the ECF Sweep. The next redemption is due by March 6, 2025.

As at September 30, 2024, the carrying value of the Company’s long-term debt was $308.6 million and the fair value was $349.4 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million). The 2028 Notes are subject to fixed interest rates and are not exposed to changes in interest rates, but are subject to foreign exchange fluctuations between the Canadian and US dollar.

Senior Credit Facility

Greenfire’s Senior Credit Facility is comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50.0 million comprised of a $20.0 million operating facility and a $30.0 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

(1)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS 17 – Leases (superseded).
(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(3)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 15

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

At December 31, 2023, Greenfire had entered into an unsecured $55.0 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance guarantee from EDC. The EDC Facility is available on a demand basis. As at September 30, 2024, the Company had $54.0 million drawn under the EDC Facility and the Company was in compliance with all covenants.

Adjusted Working Capital Surplus (Deficit)(1)

	September 30,	December 31,
($ thousands)	2024	2023
Current assets	118,405	163,814
Current liabilities	(176,648)	(130,283)
Working capital surplus (deficit)	(58,243)	33,531
Current portion of risk management contracts	(9,697)	417
Current portion of long-term debt	90,443	44,321
Adjusted working capital surplus (deficit)(1)	22,503	78,269

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit)(1), which is a non-GAAP measure.

As of September 30, 2024, working capital shifted to a deficit of $58.2 million from a surplus of $33.5 million on December 31, 2023, a change of $91.7 million. This decrease was primarily driven by a lower balance of cash and cash equivalents due to a higher-than-expected ECF sweep in Q3 2024, along with an increase in the current portion of long-term debt related to anticipated elevated ECF sweeps over the coming year.

Adjusted working capital surplus(1) decreased to $22.5 million as at September 30, 2024, from $78.3 million as at December 31, 2023. The decrease is mainly attributable to lower cash and cash equivalent levels following the ECF sweep made in Q3 2024.

Refer to the “Capital Resources and Liquidity – Long Term Debt” section in this MD&A for more details of the Company’s long-term debt.

Share Capital

	November 14,	September 30,	December 31,
	2024	2024	2023
Common Shares	69,468,464	69,468,064	68,642,515
Warrants	7,526,667	7,526,667	7,526,667
Performance warrants (“PWs”)	2,519,503	2,519,503	3,617,016
Deferred share units (“DSUs”)	19,936	17,158	-
Performance share units (“PSUs”)	880,015	880,369	-
Restricted share units(“RSUs”)	390,220	390,856	-

The Company is authorized to issue an unlimited number of Common Shares without a nominal or par value. In April 2024, the Company granted 500,000 RSUs under the Company’s Incentive Plan to “MBSC Sponsor for the provision of consulting services to the Company, of which 125,000 and 250,000 were converted in Common Shares during the three and nine months ended September 30, 2024, respectively. Refer to the “Related Party Transaction” section in this MD&A for further information.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 16

Cash Flow Summary

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Cash provided by (used in):
Operating activities	(17,875)	41,873	84,352	61,017
Financing activities	(88,584)	65	(88,684)	53
Investing activities	(16,741)	(13,299)	(70,314)	(30,885)
Exchange rate impact on cash and equivalents held in foreign currency	932	455	2,830	428
Change in cash and cash equivalents	(122,268)	29,094	(71,816)	30,613

Cash Provided by (Used in) Operating Activities

Cash used in operating activities in the third quarter of 2024 was $17.9 million, compared to cash provided by operating activities of $41.9 million in the same period in 2023. The decrease is primarily due to changes in non-cash working capital, offset by higher oil sales in 2024. The decrease in non-cash working capital reflects the reversing effect of the Q2 2024 acceleration of oil sales receivables, which was undertaken to maximize the Q2 2024 ECF sweep.

For the nine months ended September 30, 2024, cash provided by operating activities was $84.4 million compared to cash provided by operating activities of $61.0 million in 2023. The increase is due to increased oil sales, offset by changes to non-cash working capital.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations under the 2028 Indenture and the credit agreement governing the Senior Credit Facility over the next 12 months.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities during the three and nine months ended September 30, 2024, was $88.6 million and $88.7 million, respectively, compared to cash provided by financing activities of $0.1 million for the comparative periods in 2023. The decrease primarily relates to the ECF sweep made in Q3 2024.

Cash Used in Investing Activities

Cash used in investing activities during the three and nine months ended September 30, 2024, was $16.7 million and $70.3 million, respectively, compared to cash used in investing of $13.3 million and $30.9 million for the comparative periods in 2023, respectively. The increase relates to higher capital expenditures throughout 2024.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Property, plant and equipment expenditures	21,175	9,587	74,919	14,015
Acquisitions	-	-	3,714	-
Total capital expenditures	21,175	9,587	78,633	14,015

Total capital expenditures for the three months ended September 30, 2024, were $21.2 million (2023 - $9.6 million). The Company spent $2.6 million on redevelopment drilling activities at the Expansion Asset, $11.0 million related to the Refill wells for the drilling program at the Expansion Asset and Demo Asset, as well as $7.6 million spent on various facility projects at the Expansion Asset and Demo Asset.

Total capital expenditures for the nine months ended September 30, 2024, were $78.6 million (2023 - $14.0 million). The Company spent $5.8 million on redevelopment drilling activities at the Expansion Asset, $51.9 million related to the Refill wells for the drilling program at the Expansion Asset and Demo Asset, as well as $17.2 million spent on various facility projects at the Expansion Asset and Demo Asset.

During the three and nine months ended September 30, 2024, the Company spent $nil and $3.7 million on acquisitions, respectively. These acquisitions consisted of the purchase of heavy oil assets in the Athabasca region of Northern Alberta on April 19, 2024, and the purchase of natural gas assets in the Hangingstone area on February 22, 2024.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 17

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2024	2023	2024	2023
Cash provided by (used in) operating activities	(17,875)	41,873	84,352	61,017
Transaction costs	-	4,083	-	8,324
Non-recurring transactions(1)	1,000	-	1,000	-
Changes in non-cash working capital	60,979	(9,783)	33,548	(6,653)
Adjusted funds flow(2)	44,104	36,173	118,900	62,688
Property, plant and equipment expenditures	(21,175)	(9,587)	(74,919)	(14,015)
Acquisitions	-	-	(3,714)	-
Adjusted free cash flow(2)	22,929	26,586	40,267	48,673

(1)	Non-recurring transactions relate to the adoption of a limited purpose shareholder rights plan and the evaluation of strategic alternatives. See Shareholder Rights Plan section of this MD&A for additional information.
(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Adjusted funds flow(1) was $44.1 million, during the three months ended September 30, 2024, compared to $36.2 million during the same period in 2023. The increase to adjusted funds flow(1) in 2024 was primarily due to higher oil sales, partially offset by realized risk management contract losses in 2024.

Adjusted funds flow(1) was $118.9 million, during the nine months ended September 30, 2024, compared to $62.7 million during the same period in 2023. The increase to adjusted funds flow(1) in 2024 was primarily due to higher oil sales, partially offset by higher realized risk management contract losses.

Adjusted free cash flow(1) was $22.9 million, during the three months ended September 30, 2024, compared to $26.6 million during the same period in 2023. The decrease was primarily due to higher property, plant and equipment expenditures offset by higher oil sales.

Adjusted free cash flow(1) was $40.3 million, during the nine months ended September 30, 2024, compared to $48.7 million during the same period in 2023. The decrease was primarily due to higher property, plant and equipment expenditures, and higher realized risk management contract losses, partially offset by higher oil sales.

NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), operating netback excluding realized loss on risk management contracts, operating netback excluding loss on risk management contracts ($/bbl), adjusted funds flow, adjusted free cash flow, and effective royalty rate which do not have any standardized meaning prescribed by IFRS. When expressed on a per barrel basis these become non-GAAP ratios. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital surplus (deficit)” and “net debt” which are capital management measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire however they should not be considered an alternative to, or more meaningful than, cash provided by operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

(8)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 18

Non-GAAP Financial Measures & Ratios

Adjusted EBITDA (including per barrel ($/bbl))

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Results of Operations – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) risk management contracts (including per barrel ($/bbl))

Oil sales is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measures are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) risk management contracts is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, but before realized gain (loss) risk management contracts, while operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplemental measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. See the “Results of Operations – Operating Netback” section in this MD&A for a reconciliation of oil sales to operating netback and operating netback, excluding realized gain (loss) risk management contracts.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations. For a reconciliation of cash provided by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, and property, plant and equipment expenditures. For a reconciliation of cash provided by operating activities to adjusted free cash flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Effective Royalty Rate

Effective royalty rate is a non-GAAP ratio. Management uses effective royalty rate to compare between pre and post-payout crown royalties by calculating a royalty rate on a consistent basis. The actual royalty rate applied will differ from the effective royalty rate. The effective royalty rate is calculated as royalty expense divided by oil sales after diluent and oil transportation expenses.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 19

Capital Management Measures

Adjusted Working Capital Surplus (Deficit)

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit). These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital surplus (deficit) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital surplus (deficit) is presented because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital surplus (deficit) will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital surplus (deficit) will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Reconciliation of Long-Term Debt to Net Debt

	September 30,	December 31,
($ thousands)	2024	2023
Long-term debt	(218,118)	(332,029)
Current assets	118,405	163,814
Current liabilities	(176,648)	(130,283)
Current portion of risk management contracts	(9,697)	417
Current portion of warrant liability	25,303	18,630
Net debt	(260,755)	(279,451)

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 20

Summary of Quarterly Results

	2024			2023				2022
($ thousands, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	75.09	80.57	76.96	78.32	82.26	73.78	76.13	82.65
WTI (CAD$/bbl)	102.42	110.25	103.80	106.66	110.31	99.09	102.93	112.21
WCS (CAD$/bbl)	83.94	91.63	77.76	76.85	93.00	78.75	69.29	77.05
AECO (CAD$/GJ)	0.65	1.12	2.36	2.18	2.46	2.32	3.05	4.85
FX (USD:CAD)(2)	1.364	1.368	1.349	1.362	1.341	1.343	1.352	1.358
Operational
Bitumen production (bbls/d) – Expansion	16,126	15,824	17,361	14,079	11,052	13,939	16,302	15,710
Bitumen production (bbls/d) - Demo	2,999	3,169	2,306	3,256	3,618	4,097	4,284	3,869
Bitumen production (bbls/d) - Consolidated	19,125	18,993	19,667	17,335	14,670	18,036	20,586	19,579
OPERATING RESULTS
Oil sales	193,643	219,444	200,990	161,730	160,967	173,605	179,668	180,741
Oil sales ($/bbl)	83.01	89.93	75.41	71.04	89.96	75.12	64.92	72.18
Operating expenses	40,655	34,997	36,348	35,084	38,442	35,675	39,764	42,429
Operating expenses ($/bbl)	23.90	20.42	20.10	22.05	29.12	21.79	20.87	23.65
Operating netback(3)	57,833	62,872	44,649	27,353	50,254	37,747	17,352	34,567
Operating netback ($/bbl)(3)	34.00	36.68	24.69	17.19	38.08	23.05	9.11	19.27
Adjusted EBITDA(3)	53,388	58,423	39,346	23,434	46,434	34,389	13,266	32,528
Net income (loss)	58,916	30,848	(46,915)	(4,659)	(138,689)	24,355	(16,678)	87,995
Cash provided by (used in) operating activities	(17,875)	85,163	17,064	25,530	41,873	23,640	(4,495)	17,322
Adjusted funds flow(3)	44,104	47,207	27,589	10,517	36,173	23,459	3,056	16,902
Capital expenditures	21,175	23,009	34,449	19,413	9,587	1,911	2,518	12,361
Adjusted free cash flow(3)	22,929	24,198	(6,860)	(8,896)	26,586	21,549	539	4,541
FINANCIAL POSITION
Cash and cash equivalents	37,709	159,977	90,234	109,525	65,976	36,882	22,403	35,363
Restricted cash	-	-	-	-	43,779	47,363	39,363	35,313
Total assets	1,163,759	1,247,106	1,193,953	1,173,483	1,198,889	1,153,021	1,147,984	1,174,258
Total non-current financial liabilities	244,727	301,623	337,999	348,200	331,273	194,891	205,482	191,158
Total debt	308,561	396,584	387,966	376,350	382,842	246,805	259,555	254,408
Shareholders’ equity	742,384	681,118	648,156	695,000	699,657	846,098	821,418	837,771

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.
(2)	Annual or quarterly average exchange rates as per the Bank of Canada.
(3)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 21

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at September 30, 2024:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Transportation	34,349	65,416	65,588	257,039	422,392
Office lease commitments(1)	299	598	598	1,272	2,767
Drilling services(3)	7,240	2,413	-	-	9,653
Total annual commitments	41,888	68,427	66,186	258,311	434,812
Accounts payable and accrued liabilities	52,825	-	-	-	52,825
Long-term debt - principal(2)	90,443	97,151	134,990	-	322,584
Long-term debt - interest(2)	35,241	37,595	16,198	-	89,034
Lease obligations(3)	430	862	492	873	2,657
Decommissioning obligations(3)	-	82	6,689	281,670	288,441
Total contractual obligations	178,939	135,690	158,369	282,543	755,541
Total future payments	220,827	204,117	224,555	540,854	1,190,353

(1)	Relates to non-lease components and variable operating cost payments.
(2)	This represents the estimated principal repayments of the 2028 Notes and associated interest payments based on foreign exchange rates in effect on September 30, 2024.
(3)	These values are undiscounted and will differ from the amounts presented in the Q3 2024 unaudited Condensed Interim Consolidated Financial Statements.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 22

Management believes its current capital resources, combined with its ability to manage cash flow and working capital levels, will enable the Company to meet its current and future obligations, make scheduled interest and principal payments, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and potentially accessing available credit facilities. However, the Company acknowledges the potential impact of any adverse changes in economic conditions or unforeseen expenses on its ability to generate adequate cash in the short term.

CREDIT RISK

Accounts Receivable

($ thousands)	September 30, 2024	December 31, 2023
Trade receivables	30,367	22,452
Joint interest receivables	18,296	12,228
Accounts receivable	48,663	34,680

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the twenty-fifth day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended September 30, 2024, the Company had trade receivables from two counterparties representing 60% and 40% of the total, respectively. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At September 30, 2024 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by creditworthy counterparties.

RELATED PARTY TRANSACTION

On April 19, 2024, the Company entered into a consulting agreement with MBSC Sponsor for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, a member of the Company’s Board of Directors who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp. The term of the consulting agreement continues until the earlier of April 18, 2029, and the date MBSC Sponsor no longer holds any “Registrable Securities” in the Company (as defined in the Investor Rights Agreement). As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan, which vest in four quarterly instalments starting in the second quarter of 2024. The fair market value of the RSUs issued to MBSC Sponsor was $4.3 million. During the three and nine months ended September 30, 2024, the Company recognized an expense of $1.3 million and $3.2 million, respectively, and issued 125,000 and 250,000 common shares upon vesting of the RSUs.

SHAREHOLDER RIGHTS PLAN

On November 6, 2024, the Board of Directors of Greenfire (the “Board”) adopted a new limited-purpose shareholder protection rights plan agreement (the “New Rights Plan”) dated November 6, 2024 (the “Effective Date”). The New Rights Plan replaced the previous limited purpose shareholder protection rights plan that was adopted by the Board on September 18, 2024 (the “September Rights Plan”) after the September Rights Plan was cease traded by a decision of the Alberta Securities Commission (the “ASC”) following a hearing on November 5, 2024.

Pursuant to the New Rights Plan, the rights issued under the New Rights Plan become exercisable only if a person (the “Acquiring Person”) together with certain related persons (including persons “acting jointly or in concert” as defined in the New Rights Plan), acquires or announces its intention to acquire 20% or more of the Common Shares without complying with the “Permitted Bid” provisions of the New Rights Plan. Following such a transaction, the rights under the New Rights Plan entitle the holder thereof (other than the Acquiring Person and certain related persons) to purchase Common Shares at a significant discount to the market price at that time.

The New Rights Plan will not be triggered solely by the holding of 20% or more of the Common Shares by a shareholder and its affiliates, associates and joint actors prior to the effective date of the New Rights Plan, as any such person would be “grandfathered” subject to the terms of the New Rights Plan; however, subsequent purchases of Common Shares by a “grandfathered” person after the effective date may cause such person to become an Acquiring Person pursuant to the terms of the New Rights Plan.

Under the New Rights Plan, a “Permitted Bid” is a take-over bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a take-over bid that is made to all shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by independent shareholders are tendered to the take-over bid.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 23

While the New Rights Plan is effective as of the date of its adoption by the Board, it is subject to shareholder ratification within six months of the adoption of the September Rights Plan (being March 18, 2025). If the New Rights Plan is not ratified by the Company’s shareholders on or before March 18, 2025, the New Rights Plan and all rights issued thereunder will terminate and cease to be effective at that time.

The full description of the New Rights Plan in this material change report is qualified in its entirety by the full text of the New Rights Plan, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, the Company’s CEO and CFO, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements and interim financial statements for external purposes in accordance with IFRS Accounting Standards.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period ended September 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation; Greenfire’s plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions; Greenfire’s belief that the Company’s Tier-1 assets represent a structural cost advantage for Greenfire; estimated production impacts from the failure of third party downhole temperature sensors and the Company’s plans to replace those sensors; the Company’s expectation that average productivity of Refill wells with replaced downhole temperature sensor will increase to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed; the expected timing of receipt of regulatory approval for the second disposal well at the Demo Asset; estimates for production at the Demo Asset for November 2024 and the expectations of further improvements in December; Greenfire’s expectations that three extended reach Refill wells will begin production shortly after scheduled maintenance; Greenfire’s Updated 2024 Outlook, including expectations on annual average production, anticipated production capacity and the amount of capital expenditures at the Hangingstone Facilities; the expected impacts of an unplanned outage on a steam generator at the Expansion Asset; the Company’s plans to accelerate the drilling of an additional Refill well at the Expansion Asset in December 2024; Greenfire’s intention to continue to prioritize debt repayment and to reduce debt in the near-term using 75% of excess cash flow; Greenfire’s intentions with respect to its strategic review process; the expectation that the New Rights Plan will ensure, to the extent possible the fair treatment of all shareholders during any unsolicited take-over bid and that the Board has adequate time to identify, evaluate and negotiate value-enhancing alternatives; and the timing required for shareholder ratification of the New Rights Plan; future assessment of royalties at the Demo Asset; Greenfire’s expectations of a redemption of the 2028 Notes in Q1 2025; the Board of Directors’ intention to settle all awards under the Incentive Plan with Common Shares issued from treasury; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; and statements relating to the business and future activities of the Company after the date of this MD&A.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 24

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; expectations that current trends and impacts may continue; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; the adequacy of financial resources; and that no party will acquire Common Shares resulting in the triggering of the New Rights Plan. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to: lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increases costs relating to inflation; the uncertainty of reserve estimates and estimates and projects relating to production, costs and expenses; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability including the impacts of the Russia-Ukraine war and the Israel-Hamas-Hezbollah-Iran conflict, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness, including the risk that Greenfire’s repayment of such indebtedness will not materialize as contemplated herein; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 25

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission.

INITIAL PRODUCTION RATES

References in this MD&A to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

OIL AND GAS TERMS

This MD&A uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

ABREVIATIONS

The following provides a summary of common abbreviations used in this document:

AECO	Alberta natural gas price reference location
bbl	barrel
bbls/d	barrels per day
$ or C$	Canadian dollars
DSUs	Deferred Share Units
ECF	Excess Cash Flow
EDC	Export Development Canada
G&A	General and administrative
IFRS	International Financial Reporting Standards
MD&A	Management’s Discussion and Analysis
NCG	Non-condensable gas
PSUs	Performance Share Units
PWs	Performance Warrants
RSUs	Restricted Share Units
SAGD	Steam-Assisted Gravity Drainage
SOR	Steam-oil ratio
U.S.	United States
US$	United States dollars
WCS	Western Canadian Select
WTI	West Texas Intermediate

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ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca.

Greenfire Resources Ltd.	2024 Q3 Management’s Discussion and Analysis | 27

CORPORATE INFORMATION

Directors

Matthew Perkal (1)(2)

Jonathan Klesch

W. Derek Aylesworth (2)(3)

Robert Logan

(1)  Interim Chair of the Board of Directors

(2)  Audit and Reserves Committee

(3)  Chair of the Audit and Reserves Committee

Officers

Robert Logan MPBE, P.Eng

President, and Chief Executive Officer

Tony Kraljic, CPA

Chief Financial Officer

Jonathan Kanderka, P.Eng

Chief Operating Officer

Kevin Millar C.E.T.

SVP Operations & Steam Chief

Albert MA P.Eng

SVP Engineering

Crystal Park P.Eng, MBA

SVP Commercial

Charles R. Kraus

Corporate Secretary

Head Office

Suite 1900, 205 – 5th Avenue SW,

Calgary, Alberta, Canada

T2P 2V7

www.greenfireres.com

NYSE: GFR

TSX: GFR

Solicitors

Burnet, Duckworth, & Palmer LLP

2400, 525 – 8th Avenue SW

Calgary, Alberta, Canada

T2P 1G1

Carter Ledyard & Milburn LLP

41st Floor

28 Liberty Street

New York, New York 10005

Bankers

Bank of Montreal

595-8 Avenue SW

Calgary, Alberta, Canada

T2P 1G1

Auditor

Deloitte LLP

850 2nd Street SW

Calgary, Alberta, Canada

T2P 0R8

Reserve Engineers

McDaniel & Associates Consultants Ltd.

2200, 255 – 5th Avenue SW

Calgary, Alberta, Canada

T2P 3G

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